UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

__	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-3619

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

WYETH UNION SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PFIZER INC. 235 EAST 42ND STREET NEW YORK, NEW YORK 10017

WYETH UNION SAVINGS PLAN

Table of Contents

*Note:	Other schedules required by 29 CFR 2520.103‑10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Savings Plan Committee
 Wyeth Union Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Wyeth Union Savings Plan (the Plan) as of December 31, 2015 and 2014 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2015 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2015 is fairly stated in all material respects in relation to the 2015 financial statements as a whole.

/s/ KPMG LLP

Memphis, Tennessee
 June 23, 2016

WYETH UNION SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
As of December 31, 2015 and 2014

	December 31,
	2015	2014

Assets
Investments, at fair value
Pfizer Inc. common stock	$3,103,012	$2,477,827
Common/collective trust funds	58,932,209	63,464,041
Mutual funds	1,719,284	4,086,047
Total investments, at fair value	63,754,505	70,027,915

Receivables
Participant contributions	46,415	-
Company contributions	12,150	-
Notes receivable from participants	1,331,920	1,452,028
Interest and other	37,679	44,465
Total receivables	1,428,164	1,496,493

Total assets	65,182,669	71,524,408

Liabilities
Investment management fees payable	74	-

Net assets available for plan benefits before adjustment	65,182,595	71,524,408

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	(57,838)	(384,390)

Net assets available for plan benefits	$65,124,757	$71,140,018

See accompanying Notes to Financial Statements.

WYETH UNION SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
For the Years Ended December 31, 2015 and 2014

	Year Ended December 31,
	2015	2014

Additions/(reductions) to net assets attributed to
Investment income
Net appreciation in investments	$32,537	$3,868,170
Pfizer Inc. common stock dividends	98,059	103,805
Interest and dividend income from other investments	467,452	541,932
Total investment income	598,048	4,513,907
Interest income from notes receivable from participants	61,339	55,535
Less: Investment management, redemption and loan fees	(3,598)	(5,529)
Net investment and interest income	655,789	4,563,913

Contributions
Participant	2,823,745	2,941,731
Company	719,958	799,263
Rollovers into the Plan	-	50,648
Total contributions	3,543,703	3,791,642

Total additions	4,199,492	8,355,555

Deductions from net assets attributed to
Benefits paid to participants	10,214,753	6,557,888
Rollovers out of the Plan	-	25,324
Total deductions	10,214,753	6,583,212

Net (decrease)/increase	(6,015,261)	1,772,343

Net assets available for plan benefits
Beginning of year	71,140,018	69,367,675
End of year	$65,124,757	$71,140,018

See accompanying Notes to Financial Statements.

WYETH UNION SAVINGS PLAN
Notes to Financial Statements

1.	Description of the Plan

The following description of the Wyeth Union Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

On October 15, 2009, Pfizer Inc. (the Company or Plan Sponsor) acquired all of the outstanding equity of Wyeth. In connection with the acquisition, the Company adopted and assumed sponsorship of the Plan, effective October 15, 2009. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and the Internal Revenue Code of 1986, as amended (the Code).

The Plan is a defined contribution plan available to all eligible employees, as defined in the Plan.

Plan Administration

The Plan is administered by the Savings Plan Committee of the Plan Sponsor (the Plan Administrator), a named fiduciary of the Plan. The Plan Administrator monitors and reports on (i) the selection and termination of the trustee, custodian, investment managers, and other service providers to the Plan, and (ii) the investment activity and performance of the Plan.

Administrative Costs

In general, costs and expenses of administering the Plan are paid and absorbed by the Plan or the Plan Sponsor. The Plan’s administrative expenses may be paid for through offsets and/or payments associated with one or more of the Plan’s investment options. Investment management or related fees associated with certain investment fund options are paid by participants.

Contributions

Participants may contribute up to 16% of their eligible compensation on a before-tax basis, an after-tax basis, or a combination of both. The Company makes a matching contribution equal to 50% of the first 6% of the participant’s eligible compensation. Participant contributions in excess of 6% are not matched.

Under the Code, salary deferral contributions, total annual contributions, and the amount of compensation that may be included for Plan purposes are subject to annual limitations; any excess contributions are refunded to participants in the following year, if applicable.

Participant Accounts

Each participant's account is credited with the participant's contributions, the Company's contributions, and an allocation of Plan earnings/(losses). Allocations are based on a participants’ account balances, as defined in the Plan.

Vesting

Participants are fully vested at all times in their before-tax and after-tax contributions, rollover contributions, and all earnings/(losses) thereon. A participant is also fully vested in Company matching contributions if the participant has at least five years of vesting service, as defined in the Plan. If a participant has less than five years of continuous service, such participant becomes vested in the Company matching contributions and all earnings/(losses) thereon according to the following schedule:

Years of Vesting Service	Vesting Percentage
1 year completed	0%
2 years completed	25%
3 years completed	50%
4 years completed	75%
5 years completed	100%

Regardless of the number of years of vesting service, participants are fully vested in their Company matching contributions account upon reaching age 65 or upon death, if earlier. If a participant’s employment is terminated prior to fully vesting, the non-vested portion of the Company matching contributions and all earnings thereon are forfeited and become available to satisfy future Company matching contributions.

Forfeited Amounts

Forfeited balances of terminated participants’ nonvested accounts are generally used to reduce future Company contributions. At December 31, 2015 and 2014, the forfeited amounts available to reduce future Company contributions totaled $35,887 and $29,794, respectively.

Rollovers into the Plan

Participants may elect to rollover one or more account balances from qualified plans, as well as from the Wyeth Coordinated Bargaining Retirement Plan – U.S., into the Plan.

Investment Options

Each participant in the Plan elects to have his or her contributions and Company matching contributions invested in any one or combination of investment funds in the Plan. Investment elections must be made in 1% increments. Transfers between funds must be made in whole percentages and may be made on a daily basis. Based on the investment option, certain short-term redemption fees may apply. Contributions made by participants may subsequently be invested into a self-directed brokerage account. Any contributions, for which the participant does not provide investment direction, are invested in the participant’s qualified default investment alternative fund based on the participant’s year of birth.

The Plan's trust agreement provides that any portion of any of the investment funds may, pending its permanent investment or distribution, be invested in short-term investments.

Effective January 1, 2015, State Street Global Advisors was hired as both the Section 3(21) independent fiduciary and Section 3(38) investment manager, as defined by ERISA, to oversee the common Company stock funds.

Eligibility

Employees become eligible to participate after they have completed 30 days of employment, as defined by the Plan, and whose employment is covered by a collective bargaining agreement that provides for their participation.

Notes Receivable from Participants

Participants who have a vested account balance of at least $2,000 may borrow from the vested portion of their account. The minimum amount a participant may borrow is $1,000 and the maximum amount is the lesser of (i) 50% of the account balance reduced by any current outstanding loan balance, or (ii) $50,000, reduced by the highest outstanding loan balance in the preceding 12 months. The interest rate is established based on the prime rate and is set by the Plan Administrator. Loans must be repaid within five years, unless the funds are used to purchase a primary residence. Primary residence loans must be repaid within 15 years. Interest rates on outstanding loans ranged from 4.25% to 9.25% at December 31, 2015 and 2014.

Interest paid by the participant is credited to the participant's account. Interest income from notes receivable from participants is recorded by the trustee as earned in the investment funds in the same proportion as the original loan issuance. Repayments may not necessarily be made to the same fund from which the amounts were borrowed. Repayments are credited to the applicable funds based on the participant’s investment elections at the time of repayment.

For terminating participants who defer distribution of their account balance, repayment of the loan must be made in full at the time of termination. For terminating participants who receive an immediate distribution of their account balance, the distribution will be made net of the outstanding loan balance and will be considered a taxable distribution which is subject to ordinary income tax in the year it is considered distributed. In addition, a 10% excise tax will generally apply if the participant is younger than age 59½ at the time the distribution occurs.

Payment of Benefits

Participants may withdraw all or any portion of their after-tax contributions. Participants may make full or partial withdrawals of funds in any of their accounts upon attaining age 59½ or for financial hardship, as defined in the Plan, before that age. Participants may qualify for financial hardship withdrawals if they have an immediate and heavy financial need, as determined by the Plan Administrator. The minimum withdrawal for an after-tax or hardship withdrawal is $500; there is no minimum if the participant is over age 59½. Participants are limited to one withdrawal per calendar quarter. Participants cannot make contributions for six months after taking a hardship withdrawal.

Upon termination of employment, participants are entitled to a distribution of their vested account balance in one of two ways: lump-sum or monthly payments of 60, 120, 180, 240, 300, or 360 months. If a participant was in the Plan on or prior to January 1, 1996, he/she may elect a joint and 50% survivor annuity.

Payments commence as soon as practicable following a request, but in no event later than the date of termination or April 1 in the year following the year in which the participant turns 70½ years of age. Participants can elect to defer the distribution of their accounts if the participant’s account balance is greater than $1,000.

In-Service Withdrawals

Participants in the Plan may make in-service or hardship withdrawals from their account balances, subject to the provisions of the Plan.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required, the accompanying statements of net assets available for plan benefits present the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for plan benefits are prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Common stock and self-directed brokerage accounts are valued at the closing market price on the last business day of the year. Mutual funds are recorded at fair value based on the closing market prices obtained from national exchanges of the underlying investments of the respective fund as of the last business day of the year. Common/collective trust funds (CCTs), except for the investment in the T. Rowe Price Stable Value Common Trust Fund, are stated at redemption value as determined by the trustees of such funds based upon the underlying securities stated at fair value. The Plan has the ability to redeem its investments at the NAV at the valuation date. There are no significant restrictions, redemption terms, or holding periods which would limit the ability of the Plan or the participants to transact at the NAV. The T. Rowe Price Stable Value Common Trust Fund represents a common/collective trust fund with an underlying investment in Guaranteed Investment Contracts (GICs), Bank Investment Contracts (BICs), Synthetic Investment Contracts (SICs), and Separate Account Contracts (SACs), collectively, investment contracts. The investment contracts within the T. Rowe Price Stable Value Common Trust Fund are reported at fair value by the issuer insurance companies and banks with an appropriate adjustment to report such contracts at contract value because these investments are fully benefit-responsive. See Note 5, Investment Contracts, for additional information.

See Note 6, Fair Value Measurements, for additional information regarding the fair value of the Plan’s investments.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

The Plan presents, in the statements of changes in net assets available for plan benefits, the net appreciation in the value of its investments which consists of the realized and unrealized gains and losses on those investments and the change in contract value of the fund holding investments in GICs, BICs, SICs, and SACs. Realized gains and losses on sales of investments represent the difference between the net proceeds and the cost of the investments (average cost if less than the entire investment is sold). Unrealized gains and losses on investments represent the difference between the cost of the investments and their fair value at the end of the year.

Notes Receivable from Participants

Notes receivable from participants, which are subject to various interest rates, are recorded at amortized cost.

Payment of Benefits

Benefits are recorded when paid.

Recently Issued Accounting Standards

In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). The amendments in the ASU remove the requirement to categorize within the fair value hierarchy investments whose fair values are measured using the net asset value per share (or its equivalent) as a practical expedient. Further, the new guidance removes certain disclosure requirements for investments measured using the net asset value per share practical expedient. ASU No. 2015-07 is effective for annual reporting periods beginning after December 15, 2015. The Plan Sponsor is currently evaluating the impact of ASU No. 2015-07.

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and to provide certain disclosures. Contract value is now the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies disclosures of the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks for disclosure purposes. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III is not applicable to the Plan. The ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. The Plan Sponsor is currently evaluating the impact of ASU No. 2015-12

3.	Tax Status

The Internal Revenue Service (IRS) has determined and informed the Plan Sponsor by letter dated February 20, 2008 that the Plan and related trust are designed in accordance with the applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Company's counsel believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision has been made for U.S. federal income taxes in the accompanying financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Company’s counsel has confirmed that there are no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is generally no longer subject to income tax examinations for years prior to 2012.

4.	Investments

The fair value of individual investments that represented 5% or more of the Plan’s net assets available for plan benefits were as follows:

	December 31,
	2015	2014

T. Rowe Price Stable Value Common Trust Fund*	$20,996,803	$23,567,018
NTGI S&P 500 Index Fund	18,669,607	21,431,649
Vanguard Target Retirement Trust 2020 Plus**	3,270,625	3,542,097
Vanguard Target Retirement Trust 2030 Plus**	3,699,224	3,472,465

*	T. Rowe Price Stable Value Common Trust Fund, at contract value, was $20,938,965 and $23,182,628 at December 31, 2015 and 2014, respectively.

**	Investment did not represent 5% or more of the Plan’s net assets available for plan benefits as of December 31, 2014.

The Plan's investments (including gains and losses on investments sold, as well as held during the year) appreciated/(depreciated) in value as follows:

	Year Ended December 31,
	2015	2014

Net appreciation/(depreciation) in investments
Common/collective trust funds	$1,148,283	$3,615,352
Mutual funds	(1,190,774)	207,431
Common stock	75,028	45,387
Net appreciation in investments	$32,537	$3,868,170

5.	Investment Contracts

Participants in the Plan have a stable value investment option that invests in the T. Rowe Price Stable Value Common Trust Fund, which is a collective trust fund that invests primarily in fully benefit-responsive contracts such as GICs, BICs, SICs, and SACs. The contract value of the investment contracts represents contributions made under the contract and related earnings offset by participant withdrawals. There are no reserves against contract value for credit risk of the contract issuers or otherwise.

At December 31, 2015 and 2014, the contract value of the Plan’s investments in the T. Rowe Price Stable Value Common Trust Fund was approximately $21 million and $23 million, respectively. The average portfolio yields for the years ended December 31, 2015 and 2014 for the T. Rowe Price Stable Value Common Trust Fund were 1.99% and 1.83%, respectively. The crediting interest rates for the years ended December 31, 2015 and 2014 were 2.13% and 2.29%, respectively.

Traditional investment contracts, such as GICs and BICs, provide for a fixed return on principal invested for a specified period of time. The issuer of a traditional contract is a financially responsible counterparty, typically an insurance company, bank, or other financial services institution. The issuer accepts a deposit from a benefit plan or collective trust fund and purchases investments, which are held by the issuer. The issuer is contractually obligated to repay principal and interest at the stated coupon rate to the benefit plan or collective trust fund and guarantees liquidity at contract value prior to maturity for routine permitted participant-initiated withdrawals from a stable value fund that holds these investment contracts. "Permitted participant-initiated withdrawals" refers to withdrawals from the stable value fund which directly result from participant transactions allowed by a benefit plan, such as participant withdrawals for benefits, loans, or transfers to other funds or trusts within the benefit plan.

In contrast to traditional investment contracts, the investments underlying a synthetic structure are owned by a benefit plan or collective trust fund. SICs consist of a portfolio of underlying assets owned by a benefit plan or collective trust fund and a wrap contract issued by a financially responsible third party, typically an insurance company, bank, or other financial services institution. The issuer of the wrap contract provides for unscheduled withdrawals from the contract at contract value, regardless of the value of the underlying assets, in order to fund routine permitted participant-initiated withdrawals from a stable value fund. SICs provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero.

SACs share certain attributes of both traditional and synthetic investment contracts. A SAC is a contract with a financially responsible counterparty, typically an insurance company. The issuer guarantees liquidity at contract value for permitted participant-initiated withdrawals from the collective trust fund and provides for a variable crediting rate, not less than zero, based on performance of an underlying portfolio of investments. The issuer accepts a deposit of cash and/or securities from the collective trust fund to create the underlying fixed income portfolio. The underlying portfolio holdings are owned by the issuer but are required to be segregated in a separate account and are designed to be protected from the claims of the issuer’s general creditors in the event of issuer insolvency. As with a SIC, to the extent the portfolio underlying a SAC is insufficient to cover payment obligations under the contract, the issuer is contractually obligated to make such payments in full. The SAC provides that gains and losses on the underlying portfolio accrue to the benefit of the trust. SACs have no stated maturity but may be discontinued by either party subject to any notice period under the terms of the SAC.

The crediting rate is based, in part, on the relationship between the contract value and the market value of the underlying assets, as well as previously realized gains and losses on underlying assets. The crediting rate will generally reflect, over time, movements in prevailing interest rates. However, at times the crediting rate may be more or less than prevailing rates or the actual income earned on the underlying assets. In most cases, realized and unrealized gains and losses on the underlying investments are not reflected immediately in the net assets of a stable value fund, but rather are amortized either over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate.

The existence of certain conditions can limit a benefit plan’s or collective trust fund’s ability to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of a benefit plan or collective trust which causes a withdrawal from an investment contract may result in a contract value adjustment with respect to such withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the plan or collective trust fund, tax disqualification, certain plan or trust amendments if issuers' consent is not obtained, improper communications to participants, group terminations, group layoffs, early retirement programs, mergers, sales, spin-offs, and bankruptcy. The Plan Sponsor does not believe the occurrence of any such event is probable.

In addition to the limitations noted above, issuers of investment contracts have certain rights to terminate a contract and settle at an amount which differs from contract value. For example, certain breaches by a benefit plan or the investment manager of their obligations, representations, or warranties under the terms of an investment contract can result in its termination at market value, which may differ from contract value. Investment contracts may also provide for termination with no payment obligation from the issuer if the performance of the contract constitutes a prohibited transaction under ERISA or other applicable law. SICs and SACs may also provide issuers with the right to reduce contract value in the event an underlying security suffers a credit event or terminate the contract in the event certain investment guidelines are materially breached and not cured.

6.	Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. There are three levels of inputs to fair value measurements - Level 1 meaning the use of quoted prices for identical instruments in active markets; Level 2 meaning the use of quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active or are directly or indirectly observable; and Level 3 meaning the use of unobservable inputs.

See Note 2, Summary of Significant Accounting Policies: Investment Valuation and Income Recognition, for information regarding the methods used to determine the fair value of the Plan’s investments. These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2015 and 2014:

	Investments at fair value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Common/collective trusts
US large cap equity	$-	$20,046,296	$-	$20,046,296
US small/mid cap equity	-	2,547,405	-	2,547,405
Fixed income	-	23,129,232	-	23,129,232
Non-US equity	-	384,581	-	384,581
Retirement target date	-	12,824,695	-	12,824,695
	-	58,932,209	-	58,932,209
Mutual funds
US small/mid cap equity	240,131	-	-	240,131
Non-US equity	1,376,277	-	-	1,376,277
Self-directed brokerage account	102,876	-	-	102,876
	1,719,284	-	-	1,719,284

Pfizer Inc. common stock	3,103,012	-	-	3,103,012

Total investments at fair value	$4,822,296	$58,932,209	$-	$63,754,505

	Investments at fair value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Common/collective trusts
US large cap equity	$-	$21,548,639	$-	$21,548,639
US small/mid cap equity	-	2,356,214	-	2,356,214
Fixed income	-	26,016,336	-	26,016,336
Non-US equity	-	538,418	-	538,418
Retirement target date	-	13,004,434	-	13,004,434
	-	63,464,041	-	63,464,041
Mutual funds
US large cap equity	974,092	-	-	974,092
US small/mid cap equity	1,297,735	-	-	1,297,735
Non-US equity	1,723,825	-	-	1,723,825
Self-directed brokerage account	90,395	-	-	90,395
	4,086,047	-	-	4,086,047

Pfizer Inc. common stock	2,477,827	-	-	2,477,827

Total investments at fair value	$6,563,874	$63,464,041	$-	$70,027,915

7.	Related Party Transactions and Party-In-Interest Transactions

Northern Trust manages investments in its sponsored funds and, therefore, is deemed a party-in-interest and a related party. Fidelity manages investments in its sponsored funds and, therefore, is deemed a party-in-interest and a related party. The Plan also invests in shares of the Plan Sponsor; therefore, these transactions qualify as party-in-interest transactions.

8.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, each participant shall be entitled to the full value of his or her account balance as though he or she had retired as of the date of such termination. No part of the invested assets established pursuant to the Plan will at any time revert to the Company, except as otherwise permitted under ERISA.

9.	Risks and Uncertainties

Investment securities, including Pfizer Inc. common stock, are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in their fair values will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits.

10.	Reconciliation of Financial Statements to Form 5500

Investments in the T. Rowe Price Stable Value Common Trust Fund are reported on Form 5500 at fair value, whereas the net assets available for plan benefits in the financial statements report such investments at contract value.

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,
	2015	2014

Net assets available for plan benefits per the financial statements	$65,124,757	$71,140,018
Adjustment of T. Rowe Price Stable Value Common Trust Fund from contract value to fair value	57,838	384,390
Deemed distributions	(190,152)	-
Net assets available for plan benefits per Form 5500	$64,992,443	$71,524,408

The following is a reconciliation of benefits paid, including rollovers, to participants per the financial statements to the Form 5500:

	Year Ended December 31,
	2015	2014

Benefits paid to participants, including rollovers, per the financial statements	$10,214,753	$6,557,888
Deemed distributions at end of year	190,152	-
Benefits paid to participants, including rollovers, per Form 5500	$10,404,905	$6,557,888

The following is a reconciliation of net (depreciation)/appreciation in investments per the financial statements to the Form 5500:

	Year Ended December 31,
	2015	2014

Net appreciation in investments per the financial statements	$32,537	$3,868,170
Adjustment of T. Rowe Price Stable Value Common Trust Fund from contract value to fair value at end of year	57,838	384,390
Adjustment of T. Rowe Price Stable Value Common Trust Fund from contract value to fair value at beginning of year	(384,390)	(343,419)
Net (depreciation)/appreciation in investments per Form 5500	$(294,015)	$3,909,141

11.	Subsequent Events

The Plan Sponsor has evaluated subsequent events from the statement of net assets available for plan benefits date through June 23, 2016, the date at which the financial statements were available to be issued, and determined there were no additional items to disclose.

WYETH UNION SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2015

			Rate		Number of
	Identity of Issuer, Borrower, Lessor,	Description of	of	Maturity	Shares or		Current
	or Similar Party	Investment	Interest	Date	Units	Cost	Value

*	Pfizer Inc. Common Stock	Common stock			96,128	$2,854,182	$3,103,012

*	NTGI - S&P 500 Index Fund	Collective trust fund			2,783	11,585,984	18,669,607
*	NTGI - Russell 2000 Small Cap Index Fund	Collective trust fund			1,299	1,382,776	2,002,820
*	NTGI - Collective Government Short-Term
	Investment Fund	Collective trust fund			49,525	49,525	49,525
	BlackRock Mid Cap Equity Index Fund	Collective trust fund			8,651	584,045	544,585
	BlackRock US Debt Index Fund	Collective trust fund			63,571	1,832,312	2,046,994
	BlackRock TIPS Index Fund	Collective trust fund			2,769	36,339	35,910
	BlackRock International Index Fund	Collective trust fund			60	634	616
*	Fidelity Large Cap Growth Fund	Collective trust fund			91,271	1,154,960	1,184,698
	Oppenheimer Emerging Markets Equity Fund	Collective trust fund			10,044	486,055	383,965
	Boston Partners Large Cap Value Equity Fund	Collective trust fund			11,810	185,523	191,991
	T. Rowe Price Stable Value Common Trust Fund	Collective trust fund			20,938,965	20,938,965	20,996,803
	Vanguard Target Retirement Income Trust Plus	Collective trust fund			44,004	1,455,675	1,625,938
	Vanguard Target Retirement Trust 2015 Plus	Collective trust fund			26,732	1,060,925	1,089,875
	Vanguard Target Retirement Trust 2020 Plus	Collective trust fund			77,356	2,734,116	3,270,625
	Vanguard Target Retirement Trust 2025 Plus	Collective trust fund			31,846	1,273,964	1,380,518
	Vanguard Target Retirement Trust 2030 Plus	Collective trust fund			83,222	2,931,272	3,699,224
	Vanguard Target Retirement Trust 2035 Plus	Collective trust fund			5,441	238,569	247,609
	Vanguard Target Retirement Trust 2040 Plus	Collective trust fund			29,674	1,018,573	1,366,765
	Vanguard Target Retirement Trust 2045 Plus	Collective trust fund			802	32,160	36,959
	Vanguard Target Retirement Trust 2050 Plus	Collective trust fund			1,832	78,376	84,399
	Vanguard Target Retirement Trust 2055 Plus	Collective trust fund			495	21,798	22,783
	Total common/collective trust funds					49,082,546	58,932,209

	T. Rowe Price Small Cap Stock Fund	Mutual fund			12,952	264,323	240,131
	Dodge & Cox International Fund	Mutual fund			37,727	1,356,732	1,376,277
						1,621,055	1,616,408

*	Self-Directed Brokerage Account	Mutual fund					102,876
	Total mutual funds						1,719,284

	Total investments						63,754,505

*	Notes receivable from participants	Interest Rates: 4.25% - 9.25%					1,331,920
		Maturity Dates: 2016 - 2030
	Total						$65,086,425

	* Party-in-interest as defined by ERISA

	See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Savings Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

WYETH UNION SAVINGS PLAN

By:	/s/ Brian McMahon

Brian McMahon
Member, Savings Plan Committee

Date: June 23, 2016